Exhibit (a)(1)(iv)

Form of Letter from the Company to Unitholders

in Connection with the Company’s Acceptance of Units

SL INVESTMENT FUND II LLC

1585 Broadway

New York, NY 10036

[DATE]

[UNITHOLDER NAME/ADDRESS]

Dear Unitholder:

This letter serves to inform you that SL Investment Fund II LLC (the “Company”) has received and accepted for purchase your tender of common units (“Units”) in the Company as set forth below:

Accepted Units	[ ]
Offer to Purchase dated	January 2, 2026
Valuation Date	January 31, 2026

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Units in cash promptly after the determination of the net asset value per share as of January 31, 2026 (or a later date determined by the Company if the tender offer is extended) is finalized and promptly after the expiration of the offer. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to unitholders’ funded capital commitments to fund the payment of your Units.

If you have any questions, please contact the Company at orit.mizrachi@morganstanley.com or the Company’s Transfer Agent at State Street Bank and Trust Company, Attention: SL Investment Fund II LLC, 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171, Phone: 877-463-2189 Fax: 617-937-3051.

Sincerely,

SL Investment Fund II LLC